FOR FURTHER INFORMATION:

AT LJI: Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	AT INVESTOR RELATIONS INTL: Haris Tajyar Managing Partner Ph: 818-382-9702 htajyar@irintl.com

FOR IMMEDIATE RELEASE
MONDAY, OCTOBER 13, 2003

LJ INTERNATIONAL DISCUSSES GROWTH STRATEGY ON CEOCAST.COM

HONG KONG AND LOS ANGELES, CA – October 13, 2003 – LJ International Inc. (Nasdaq: JADE), one of the world’s fastest-growing fine jewelry companies, announced today that it will be featured in an on-line interview with CEOcast, Inc. During the interview, the Company discusses the driving factors behind the Company’s recently reported strong third quarter guidance, how its strategy of broadening distribution channels and product lines is contributing to this growth and other matters relating to LJI and its shareholders.

The interview will be available today at http://www.ceocast.com. To access the interview, click on the “Register Free” banner in the upper right corner of the page. You will be prompted to enter your name, e-mail address, and create a password. This will register you and send you back to CEOcast’s home page. At that point, type in LJ International or its ticker symbol, “JADE”, and you will be directed to the interview.

If you would like to be added to LJI’s investor email lists, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International Inc.

LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, please visit its Web site at www.ljintl.com.

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LJ International Inc.
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Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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